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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

          FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO
           SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                               MICRION CORPORATION
             (Exact name of registrant as specified in its charter)


             Massachusetts                                   04-2892070
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(State of incorporation or organization)                     (IRS Employer
                                                             Identification No.)

One Corporation Way, Peabody, MA                             01960
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(Address of principal executive offices)                     (Zip Code)

If this Form relates to                      If this Form relates to the
the registration of a                        registration of a class of debt
class of debt securities                     securities and is to become
and is effective upon                        effective simultaneously with
filing pursuant to General                   the effectiveness of a concurrent
Instruction A(c)(1)please                    registration statement under the
check the following box. [  ]                Securities Act of 1933 pursuant
                                             to General Instruction A(c)(2)
                                             please check the following
                                             box.   [  ]

       Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE

                      (Name of each exchange on which each
                           class is to be registered):


       Securities to be registered pursuant to Section 12(g) of the Act:

                     JUNIOR PREFERRED STOCK PURCHASE RIGHTS
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                    (Title of each class to be so registered)









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Item 1.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         As of July 30, 1997, the Board of Directors (the "Board") of Micrion Corporation (the "Company") declared a dividend of one purchase right ("Right") for every outstanding share of the Company's common stock, no par value (the "Common Stock"). The Rights will be distributed to holders of record of the Common Stock as of the close of business on August 4, 1997 (the "Dividend Record Date"). The terms of the Rights are set forth in a Rights Agreement dated as of July 30, 1997 (the "Rights Agreement") between the Company and BankBoston, N.A. (the "Rights Agent"). The Rights Agreement provides for the issuance of one Right for every share of Common Stock issued and outstanding on the Dividend Record Date and for each share of Common Stock which is issued or sold after that date and prior to the Distribution Date (as defined below).

         Each Right entitles the holder to purchase from the Company one one-thousandth of a share of Series A Junior Preferred Stock, $.01 par value, of the Company (the "Junior Preferred Stock"), at a price of $90 per one one-thousandth of a share, subject to adjustments in certain events. The Rights will expire on July 30, 2007 (the "Expiration Date"), or upon the earlier redemption of the Rights, and are not exercisable until the Distribution Date.

         No separate Rights certificates will be issued at the present time. Until the Distribution Date (or earlier redemption or expiration of the Rights),
(i) the Rights will be evidenced by the outstanding Common Stock certificates and will be transferred with and only with the Common Stock certificates, (ii) new Common Stock certificates issued after the Dividend Record Date upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any Common Stock certificate will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights will separate from the Common Stock on the Distribution Date. Unless otherwise determined by a majority of the Continuing Directors (as defined below) then in office, the Distribution Date (the "Distribution Date") will occur on the earlier of (i) the tenth business day following the date of a public announcement that a person, together with its affiliates and associates, except as described below, has acquired or obtained the rights to acquire beneficial ownership of 15% or more of the outstanding shares of Common Stock (collectively, an "Acquiring Person") (such date is referred to herein as the "Shares Acquisition Date") or (ii) the tenth business day following commencement of a tender offer or exchange offer that would result in any person, together with its affiliates and associates, owning 15% or more of the outstanding Common Stock.

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After the Distribution Date, separate certificates evidencing the Rights
("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and thereafter such separate Rights Certificates alone will evidence the Rights. The Board, by action of the Continuing Directors, may delay the distribution of the Certificates. The term "Continuing Directors" means (i) any member of the Company's Board of Directors who is not an Acquiring Person, or an affiliate, associate or representative of an Acquiring Person, or (ii) any person who subsequently becomes a member of the Board, who is not an Acquiring Person or an affiliate, associate or representative of an Acquiring Person, if such person's nomination for election or election to the Board is recommended or approved by a majority of Continuing Directors.

         If, at any time after July 30, 1997, any person or group of affiliated or associated persons (other than the Company and its affiliates) shall become an Acquiring Person, each holder of a Right will have the right to receive shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value of two times the exercise price of the Right. Following the occurrence of any such event, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person shall immediately become null and void. Also, if the Company were acquired in a merger or other business combination, or if more than 50% of its assets or earning power were sold, each holder of a Right would have the right to exercise such Right and thereby receive common stock of the acquiring company with a market value of two times the exercise price of the Right.

         The Board may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after July 30, 1997 (as the same may be adjusted, the "Exchange Ratio"). The Board however, may not effect an exchange at any time after any person (other than (i) the Company, (ii) any subsidiary of the Company, (ii) any employee benefit plan of the Company or of any subsidiary of the Company or (iv) any entity holding Common Stock for or pursuant to the terms of any such plan), together with all affiliates of such person, becomes the beneficial owner of 50% or more of the Common Stock then outstanding. Immediately upon the action of the Board ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of Common Stock equal to the number of such Rights held by the holder multiplied by the Exchange Ratio.


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         The exercise price of the Rights, and the number of one one-thousandths of a share of Junior Preferred Stock or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Junior Preferred Stock, (ii) upon the grant to holders of the Junior Preferred Stock of certain rights or warrants to subscribe for shares of the Junior Preferred Stock or certain convertible securities at less than the current market price of the Junior Preferred Stock, or (iii) upon the distribution to holders of the Junior Preferred Stock of evidences of indebtedness or assets (excluding cash dividends paid out of the earnings or retained earnings of the Company and certain other distributions) or of subscription rights, or warrants (other than those referred to above).

         At any time prior to the tenth day (or such later date as may be determined by a majority of the Continuing Directors) after the Shares Acquisition Date, the Company, by a majority vote of the Continuing Directors, may redeem the Rights at a redemption price of $.01 per Right, subject to adjustment in certain events (as the same may be adjusted, the "Redemption Price"). Immediately upon the action of the Continuing Directors electing to redeem the rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights Agreement may be amended by the Board at any time prior to the Distribution Date without the approval of the holders of the Rights. From and after the Distribution Date, the Rights Agreement may be amended by the Board without the approval of the holders of the Rights in order to cure any ambiguity, to correct any defective or inconsistent provisions, to change any time period for redemption or any other time period under the Rights Agreement or to make any other changes that do not adversely affect the interests of the holders of the Rights (other than any Acquiring Person or its affiliates and associates or their transferees).

         A copy of the Rights Agreement dated as of July 30, 1997 between the Company and BankBoston, N.A., as Rights Agent, specifying the terms of the Rights (including as exhibits the form of Rights Certificate and the Summary of Rights) is attached hereto as an exhibit. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.


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Item 2.           EXHIBITS

1. Rights Agreement, dated as of July 30, 1997 (the "Rights Agreement") between Micrion Corporation and BankBoston, N.A., as Rights Agent.

2. Form of Certificate of Vote of Directors Establishing a Series of a Class of Stock of the Company, with respect to the Series A Junior Preferred Stock, par value $.01 per share (attached as Exhibit A to the Rights Agreement).

3. Form of Rights Certificate (attached as Exhibit B to the Rights Agreement). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement).

4.       Summary of Rights (attached as Exhibit C to the Rights
         Agreement).



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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                             MICRION CORPORATION



Dated:  July 30, 1997                        By: /s/ Nicholas P. Economou
                                                 -------------------------------
                                             Name:  Nicholas P. Economou
                                             Title: President and Chief
                                                    Executive Officer



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                                  EXHIBIT INDEX

         The following designated exhibits are filed herewith:




1. Rights Agreement, dated as of July 30, 1997 (the "Rights Agreement") between Micrion Corporation and BankBoston, N.A., as Rights Agent.

2. Form of Certificate of Vote of Directors Establishing a Series of a Class of Stock of the Company, with respect to the Series A Junior Preferred Stock, par value $.01 per share (attached as Exhibit A to the Rights Agreement).

3. Form of Rights Certificate (attached as Exhibit B to the Rights Agreement). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement).

4.       Summary of Rights (attached as
         Exhibit C to the Rights Agreement).



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